MERCADOLIBRE, INC.

ARIAS 3751, 7TH FLOOR

BUENOS AIRES, C1430CRG

ARGENTINA

TEL +5411 — 4640 — 8000

PEDRO ARNT

DIRECT DIAL: +5411 — 4640 — 8006

EMAIL: pedro@mercadolibre.com

June 28, 2017

Via EDGAR Correspondence

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	MercadoLibre, Inc. Form 10-K for Fiscal Year Ended December 31, 2016 Filed February 24, 2017 File No. 001-33647

Dear Mr. Krikorian,

MercadoLibre, Inc., a Delaware corporation (the “Company,” “MercadoLibre”, “we” or “us”), responds below to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) filed on February 24, 2017 (File No. 001-33647), contained in your comment letter dated June 15, 2017 (the “Comment Letter”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Comment Letter and is followed by the corresponding response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Description of line items

Sales and marketing expenses, page 46

1.	Please tell us whether your buyer protection program represents a guarantee that should be accounted for under ASC 460-10. If this is the case, revise to provide the required disclosures pursuant to ASC 460-10-50 in the footnotes to the financial statements.

Response: We advise the Staff that we believe that our buyer protection program is effectively a guarantee and subject to the disclosure requirements under ASC 460-10-50.

This program provides protection on Marketplace transactions that are processed through our online payment solution (“MercadoPago”), and as a result, the maximum potential exposure is related to the volume of payments on our marketplace during the period for which customer protection claims may be raised under existing user agreements. Based on historical losses to date, we do not believe that the maximum potential exposure is representative of our actual potential exposure. We disclose our total volume of payments on marketplace on page 40 of our Form 10-K for the fiscal year ended December 31, 2016.

We advise the Staff that we have assessed the disclosure requirements under ASC 460-10-50 to be immaterial from both a qualitative and quantitative perspective as of December 31, 2016. Nevertheless, due to the expected increase in the buyer protection program in future periods, in future filings, beginning with our Form 10-Q for the period ended June 30, 2017, we will include in the “Commitments and Contingencies” footnote to the financial statements a description of the nature, the maximum potential exposure to, and the amount provisioned from, our buyer protection program, as follows:

Example disclosure:

The Company provides consumers with a buyer protection program (“BPP”) for all transactions completed through the Company’s online payment solution (“MercadoPago”). This program is designed to protect buyers in the Marketplace from losses due primarily to fraud or counterparty non-performance. The Company’s BPP provides protection to consumers by reimbursing them for the total value of the unfulfilled transaction, if a purchased item does not arrive or does not match the seller’s description. The Company is entitled to recover from the third-party carrier companies performing the shipping service certain amounts paid under the BPP. Furthermore, in some specific circumstances (i.e. Black Friday, Hot Sale), the Company enters into insurance contracts with third party insurance companies in order to cover contingencies that may arise from the BPP.

The maximum potential exposure under this program is estimated to be the volume of payments on the Marketplace, for which claims may be made under the Company’s existing user agreements. Based on historical losses to date, the Company does not believe that the maximum potential exposure is representative of the actual potential exposure. The Company records a liability with respect to losses under this program when they are probable and the amount can be reasonably estimated.

As of June 30, 2017, management's estimate of the maximum potential exposure related to the Company’s buyer protection program is $[●], for which we recorded an allowance as of that date of $[●].

Results of operations

Net revenues, page 56

2.	We reissue prior comment 2. Your response indicates that your current disclosures allow investors to understand the material factors; however, it does not quantify the contribution of each factor to the change. Please confirm that you will quantify the contribution of each factor when there is a material change in your Non-Marketplace revenue. We refer you to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response: We advise the Staff that in future filings, beginning with our Form 10-Q for the period ended June 30, 2017, we will quantify the contribution of each significant factor to the extent there is a material change in our Non-Marketplace revenue.

Consolidated financial statements

Notes to Consolidated financial statements

Note 7. Segments, page 32

3.	It remains unclear to us how payment related fees, which are a significant revenue stream, are similar to other services that you consider to be ancillary. In this regard, we note that payment related fees appear to be very different from shipping or advertising fees. Please provide separate quantification of payment related fees in future filings.

Response: We advise the Staff that in future filings, we will provide separate quantification of payment fees.

In response to the Staff’s comment, below is how the disclosure would look in our Form 10-Q for the period ending June 30, 2017:

Example disclosure:

	Six-months Ended June 30,		Three-months Ended June 30,

Consolidated Net Revenues	2017	2016	2017	2016
	(In thousands)		(In thousands)
Marketplace	$[●]	$ 207,375	$[●]	$ 113,252
Non-marketplace (*) (**)	$[●]	$ 149,899	$[●]	$ 86,392
Total	$[●]	$ 357,274	$[●]	$ 199,644

(*) Includes mainly Payment Fees, Ad Sales, Real Estate, Motors, Shipping Fees and other ancillary services.

(**) Includes $[●] and $87,186 of Payment Fees for the six-month periods ended June 30, 2017 and 2016, respectively; and $[●] and $50,570 for the three-month periods ended June 30, 2017 and 2016, respectively.

If you have any questions or comments regarding the foregoing, please contact our Chief Accounting Officer, Marcelo Melamud at +5411 4640 8053, marcelo.melamud@mercadolibre.com. We look forward to working with you on these matters.

Sincerely,

 /s/ Pedro Arnt

Name: Pedro Arnt

Title: Executive Vice President and Chief Financial Officer

cc:	Jacobo Cohen Imach Pedro Arnt Marcelo Melamud Federico Gómez Martínez